SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

CHESAPEAKE ENERGY CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

2.75% Contingent Convertible Senior Notes due 2035

2.50% Contingent Convertible Senior Notes due 2037

2.25% Contingent Convertible Senior Notes due 2038

(Title of Class of Securities)

165167BW6 (2.75% Contingent Convertible Senior Notes due 2035)

165167BZ9/165167CA3 (2.50% Contingent Convertible Senior Notes due 2037)

165167CB1 (2.25% Contingent Convertible Senior Notes due 2038)

(CUSIP Number of Class of Securities)

Jennifer M. Grigsby

Senior Vice President, Treasurer and

Corporate Secretary

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

(405) 848-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Michael S. Telle

Bracewell & Giuliani LLP

711 Louisiana Street, Suite 2300

Houston, Texas 77002-2770

713-221-1327

713-221-2113 (fax)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 4, 2011 (the “Schedule TO”) and relates to separate offers (each an “Offer” and collectively, the “Offers”) by Chesapeake Energy Corporation, an Oklahoma corporation (the “Company”), to purchase for cash up to an aggregate of $1.0 billion in principal amount of its issued and outstanding 2.75% Contingent Convertible Senior Notes due 2035, 2.50% Contingent Convertible Senior Notes due 2037 and 2.25% Contingent Convertible Senior Notes due 2038. The Offers are being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 4, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the Offers.

The Schedule TO was, and this Amendment No. 1 is, being filed in satisfaction of the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

The information set forth in the Offer to Purchase, including the accompanying Letter of Transmittal, is incorporated in this Amendment No. 1 by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

The section of the Offer to Purchase entitled “Available Information and Incorporation of Certain Documents by Reference” is hereby amended and supplemented by replacing the second bullet point thereunder with the following:

•

The Company’s Current Reports on Form 8-K dated January 24, 2011, February 3, 2011, February 9, 2011, February 22, 2011, February 25, 2011, March 7, 2011 and April 5, 2011 (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K that is deemed not filed under the Exchange Act).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 6, 2011

CHESAPEAKE ENERGY CORPORATION

By:	/s/ Jennifer M. Grigsby
Jennifer M. Grigsby Senior Vice President, Treasurer and Corporate Secretary

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME

(a)(1)*	Offer to Purchase, dated April 4, 2011, and related Letter of Transmittal.

(a)(2)*	Press Release, dated April 4, 2011.

(b)(1)†	Eighth Amended and Restated Credit Agreement, dated as of December 2, 2010, among the Company, Chesapeake Exploration L.L.C., as Borrower, Union Bank, N.A., as Administrative Agent, Wells Fargo Bank, National Association, The Royal Bank of Scotland plc and BNP Paribas, as Co-Syncication Agents, Credit Agricole Corporate and Investment Bank, as Documentation Agent, and the several lenders from time to time party thereto (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on December 8, 2010).

(d)(1)†	Indenture dated as of November 8, 2005 among the Company, as issuer, the subsidiaries signatory thereto, as Subsidiary Guarantors and The Bank of New York Mellon Trust Company, N.A., as Trustee, with respect to 2.75% Contingent Convertible Senior Notes due 2035 (incorporated herein by reference to Exhibit 4.1.2 to the Company’s Current Report on Form 8-K filed on November 15, 2005).

(d)(2)†	Indenture dated as of May 15, 2007 among the Company, as issuer, the subsidiaries signatory thereto, as Subsidiary Guarantors and The Bank of New York Mellon Trust Company, N.A., as Trustee, with respect to 2.5% Contingent Convertible Senior Notes due 2037 (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on May 15, 2007).

(d)(3)†	Indenture dated as of May 27, 2008 among the Company, as issuer, the subsidiaries signatory thereto, as Subsidiary Guarantors and The Bank of New York Mellon Trust Company, N.A., as Trustee, with respect to 2.25% Contingent Convertible Senior Notes due 2038 (incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on May 29, 2008).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO filed on April 4. 2011.
†	Incorporated by reference as indicated.